Filed pursuant to Rule 433

Registration Statement No. 333-284780

Relating to Preliminary Prospectus Supplement dated February 9, 2026

Republic of Panama

U.S.$1,490,000,000 5.662% Global Bonds due 2038

February 17, 2026

Term Sheet

Issuer:	Republic of Panama (“Panama” or the “Republic”)
Transaction:	5.662% Global Bonds due 2038 (the “2038 Global Bonds”)
Distribution:	SEC-Registered Global Bonds
Ranking:	Senior Unsecured
Issuer Ratings:	Baa3 (negative) / BBB- (stable) / BB+ (stable) (Moody’s / S&P / Fitch)
Expected Issue Ratings*:	Baa3 / BBB- (Moody’s / S&P)
Amount Issued:	U.S.$1,490,000,000 aggregate principal amount
Coupon:	5.662% (30/360 day count basis)
Maturity:	February 23, 2038. The Republic will repay the principal of the 2038 Global Bonds in two equal annual installments on February 23 of each year, commencing on February 23, 2037.
Offering Price:	100.000% of principal amount plus accrued interest, if any, from February 23, 2026.

Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses):	U.S.$1,490,000,000
Yield to Maturity:	5.662%
Spread to Benchmark Treasury:	160 basis points
Benchmark Treasury:	4.125% due February 15, 2036.
Benchmark Treasury Price and Yield:	100-16+; 4.062%
Interest Payment Dates:	February 23 and August 23 of each year.

First Coupon Payment Date:	August 23, 2026

Listing and Trading:	Application will be made to list the 2038 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2038 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to November 23, 2037 (three months prior to their final maturity date) (the “2038 Par Call Date”), Panama may redeem the 2038 Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2038 Global Bonds matured on the 2038 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2038 Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2038 Par Call Date, the Republic may redeem the 2038 Global Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2038 Global Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Use of Proceeds:	Panama will use the proceeds from the 2038 Global Bonds for general budgetary purposes and liability management transactions.

Governing Law:	State of New York
Underwriting Fee:	0.050%
Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC
Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.
Settlement Date:	February 23, 2026 (T+4)
CUSIP/ISIN:	698299CC6 / US698299CC62

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated February 17, 2026, BofA Securities, Inc. and J.P. Morgan Securities LLC as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2038 Global Bonds indicated below:

Underwriters:

BofA Securities, Inc.	U.S.$745,000,000

J.P. Morgan Securities LLC	U.S.$745,000,000

Total	U.S.$1,490,000,000

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at

https://www.sec.gov/Archives/edgar/data/76027/000119312526042119/d25925d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. at +1-800-294-1322 or J.P. Morgan Securities LLC at +1-866-846-2874.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the 2038 Global Bonds are not available to retail investors in the EEA or the UK.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.